VA Financial Industries
NOTE G
Reorganization
On December 5, 2001, the shareholders of John Hancock V.A. Regional Bank Fund ("V.A. Regional Bank Fund") approved a plan of reorganization between V.A. Regional Bank Fund and the Fund providing for the transfer of substantially all of the assets and liabilities of the V.A. Regional Bank Fund to the Fund in exchange solely for shares of beneficial interest in the fund. The acquisition of the V.A. Regional Bank Fund was accounted for as a tax-free exchange of 675,457 shares of the Fund for the net assets of V.A. Regional Bank Fund, which amounted to $9,888,426, including $523,082 of unrealized appreciation, after the close of business on December 14, 2001.

VA Strategic Income
NOTE G
Reorganization
On December 5, 2001, the shareholders of the John Hancock V.A. High Yield Bond Fund ("V.A. High Yield Bond Fund") approved a plan of reorganization between V.A. High Yield Bond Fund and the Fund providing for the transfer of substantially all of the assets and liabilities of the V.A. High Yield Bond fund to the Fund in exchange solely for the shares of beneficial interest in the Fund. The acquisition was accounted for as a tax-free exchange of 402,919 shares of the Fund for the net assets of V.A. High Yield Bond Fund, which amounted to $3,482,022, including $2,437,674 of unrealized depreciation of investments, after the close of business on December 14, 2001.